

10035133

SECU[illegible]SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CD Funding Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4350 Glendale-Milford Road - Suite 170
(No. and Street)

Cincinnati	Ohio	45242
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 404-303-8840 X205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, inc.
(Name – *if individual, state last, first, middle name*)

7800 Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CD Funding Securities, LLC, as of 12/31/2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



BENGIE MAR S DIAMOS
MY COMMISSION EXPIRES
NOTARY
PUBLIC
FEBRUARY 15, 2014
FORSYTH COUNTY, GEORGIA

Notary Public

Signature

FINOP & CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CD Funding Securities, LLC

SEC File Number 8-67695

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2009 and
Independent Auditors' Report
and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2009

CD Funding Securities, LLC
(Name of Respondent)

4350 Glendale-Milford Road
Cincinnati, Ohio 45242
(Address of Principal Executive Office)

Mr. Tim Bonacci
CD Funding Securities, LLC
4350 Glendale-Milford Road
Cincinnati, Ohio 45242
(513) 271-0759
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CD Funding Securities, LLC

Table of Contents

Flynn & Company
Certified Public Accountants and Consultants

7800 Kemper Road
Suite 150
Cincinnati, Ohio 45249

p. 513.530.9200
f. 513.530.0555
www.flynncocpa.com

Independent Auditors' Report

To the Member
CD Funding Securities, LLC

We have audited the accompanying statement of financial condition of CD Funding Securities, LLC as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CD Funding Securities, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Flynn & Company, Inc.

February 2, 2010

CD FUNDING SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current Assets		
Cash and cash equivalents	$	88,171
Accounts receivable		15,065
Investments		9,753
Prepaid expense		2,871
Total Current Assets		115,860
Restricted cash		25,015
TOTAL ASSETS	$	140,875

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable	$	22,146
Accrued liabilities		19,028
Total Current Liabilities		41,174
Member's Equity		99,701
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	140,875

The accompanying notes are an integral part of these statements.

CD FUNDING SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Referral fees	$ 322,076
Trade spread	259,403
Total Revenues	581,479
Operating Expenses	
Management fees	74,920
Payroll and related expenses	113,904
Employee benefits	22,462
Licensing and registration	4,529
Occupancy expense	18,410
Professional fees	19,844
Clearing fees	32,115
Lease expense	6,254
Supplies	1,956
Marketing	1,873
Travel	5,869
Other	4,789
Total Operating Expenses	306,925
Other Income (Expense)	
Interest income	343
Net Income	$ 274,897

The accompanying notes are an integral part of these statements.

CD FUNDING SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance at December 31, 2008	$	72,212
Net Income		274,897
Additional capital contributions		-
Distributions		247,520
Net change in unrealized gains on available-for-sale securities		112
Balance at December 31, 2009	$	99,701

The accompanying notes are an integral part of these statements.

CD FUNDING SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities		
Net income	$	274,897
Adjustment to reconcile net income to net cash provided by operating activities:		
Increase in prepaid expense		(202)
Increase in restricted cash		-
Increase in accounts payable		9,862
Decrease in accounts receivable		4,262
Decrease in other receivables		363
Decrease in accrued liabilities		(6,227)
Net cash provided by operating activities		282,955
Cash Flows from Financing Activities		
Member distributions		(247,520)
Net increase in cash and cash equivalents		35,435
Cash and cash equivalents-beginning of year		52,736
Cash and cash equivalents-end of year	$	88,171

The accompanying notes are an integral part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

CD Funding Securities, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on June 15, 2006 as a Delaware limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company is a wholly-owned subsidiary of CD Funding Group, LLC (the "Parent"). The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(ii) of that Rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of 3 months or less at date of purchase to be cash equivalents.

Accounts receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2009, management has determined that no allowance for doubtful accounts is required.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

The Company accounts for investments in accordance with the provisions of *Accounting for Certain Investments in Debt and Equity Securities* per the ASC standards which require that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Unrealized gains or losses on trading securities are included in earnings currently. Securities available for sale are carried at fair value with resulting unrealized gains or losses charged to equity. Cost of securities sold is determined by using the specific-identification method.

Net Capital Requirements

The Company is required to maintain a minimum net capital balance (as defined) of $5,000 pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $81,604 at December 31, 2009. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was .5046 to 1 at December 31, 2009.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of FDIC insurance limits.

Income taxes

The Company, with the consent of its member, has elected to be formed as a limited liability company. The operating agreement, construed under Delaware laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of a company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

The Company has adopted the provisions of *Accounting for Uncertainty in Income* Taxes as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would be more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Upon adoption of this provision, there was no material effect on the Company's financial position or results of operations and no adjustment to member's equity.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted or Issued Accounting Pronouncements

In June 2009, the FASB issued an accounting pronouncement establishing the FASB "Accounting Standards Codification" ("ASC"). The pronouncement establishes only two levels of GAAP, authoritative and nonauthoritative, and has become the source of authoritative, nongovernmental GAAP. All existing accounting standard documents are superseded. This pronouncement was effective for interim and annual periods ending after September 15, 2009. ASC is not intended to change or alter existing GAAP. The Company adopted this pronouncement effective December 31, 2009. There was no effect on the Company's financial condition, results of operations or cash flows from the adoption of this pronouncement.

In September 2006, the FASB issued an accounting pronouncement *Fair Value Measurements* as required by the ASC standards, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. It also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets outs a fair value hierarchy with the highest priority being quoted prices in active markets. Fair value measurements are disclosed by level within that hierarchy. The Company has also adopted the provisions of the ASC that relate to non-financial assets and liabilities that are not recognized or disclosed at fair value on a recurring basis. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

In May 2009, the FASB issued a pronouncement for *Subsequent Events* as required by the ASC standards, which requires companies to evaluate events and transactions that occur after the statement of financial position date but before financial statements are issued or are available to be issued. In particular, this standard sets forth: 1) the period after the statement of financial position date during which management of a reporting company should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, 2) the circumstances under which a company should recognize events or transactions occurring after the statement of financial position date in its financial statements and 3) the disclosures that a company should make about events or transactions that occurred after the statement of financial position date. In accordance with this standard, a company should apply the requirements to interim and annual financial periods ending after June 15, 2009. The adoption of this pronouncement did not have a material effect on the Company's financial statements.

NOTE B – RESTRICTED CASH

The Company has an agreement with a Clearing Broker to collect for the Company and hold payment on all commissions, fees, and other charges established by the Company. The Company is required to maintain a minimum balance of $25,000 or the Clearing Broker is not obligated to perform the services. As of December 31, 2009, the Company was above the minimum amount set forth in the agreement.

NOTE C – INVESTMENTS

The cost and estimated fair value of securities available for sale at December 31, 2009, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Equity linked CDs	$ 8,814	$ 939	$ -	$ 9,753

NOTE D – LEASE AGREEMENT

The Parent has a month to month lease agreement where the Company occupies a portion of the space. The Company pays the Parent for the square footage used by the Company. For the year ended December 31, 2009 rent expense was $13,400.

NOTE E – FAIR VALUE MEASUREMENTS

The Company has adopted the provisions of *Fair Value Measurements and Disclosures* as required by the ASC standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The topic provides guidance on various methods used to measure fair value including market, income and cost approaches. These approaches require the Company to utilize certain assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the inputs used in the valuation techniques, the Company is required to classify the inputs under a fair value hierarchy that ranks the inputs based on their quality and reliability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3- Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

NOTE E – FAIR VALUE MEASUREMENTS (CONTINUED)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents the fair value hierarchy of the Company's financial assets measured at fair value as of December 31, 2009:

	December 31, 2009			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity linked CDs	$ 9,753	$ -	$ -	$ 9,753
Total assets at fair value	$ 9,753	$ -	$ -	$ 9,753

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Current GAAP excludes certain financial instruments and all nonfinancial instruments from its fair value disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.

The Company's remaining assets and liabilities, which are not considered financial instruments, have not been valued differently than has been customary with historical cost accounting.

NOTE F – SUBSEQUENT EVENTS

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through February 2, 2010, which was the date the financial statements were available to be issued for the year ended December 31, 2009.

Flynn & Company
Certified Public Accountants
and Consultants

7800 Kemper Road
Suite 150
Cincinnati, Ohio 45249

p. 513.530.9200
f. 513.530.0555
www.flynncocpa.com

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member
CD Funding Securities, LLC

We have audited the accompanying financial statements of CD Funding Securities, LLC as of and for the year ended December 31, 2009, and have issued our report thereon dated February 2, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flynn & Company, Inc.

February 2, 2010

CD FUNDING SECURITIES, LLC
SCHEDULE I -COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

	Unaudited Amounts Per December 31 FOCUS Report
Net Capital:	
Member's equity	$ 99,701
Nonallowable assets	17,951
Haircuts on securities	146
NET CAPITAL	81,604
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	5,000
EXCESS NET CAPITAL	$ 76,604
AGGREGATE INDEBTEDNESS	$ 41,174
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.5046 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in CD Funding Securities, LLC's unaudited FOCUS Report as of December 31, 2009. Therefore, no reconciliation of the two computations is deemed necessary.

CD FUNDING SECURITIES, LLC
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions or Rule 15c3-3 under Section (k)(2)(ii) of the rule.

Supplemental Report of Independent Auditors on Internal Control
Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission

February 2, 2010

To the Member
CD Funding Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of CD Funding Securities, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency or combination of significant deficiencies in internal control that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented, or detected and corrected by the entity on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.